
RECEIVED
SEC MAIL PROCESSING SECTION
APR 18 2005
WASH, D.C.
202



05040188

VF 4-28-05

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Central Avenue
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Graeme H. Smith (727) 823-4000 Ext. 4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, PA
(Name – if individual, state last, first, middle name)

100 2nd Avenue S, #600 (Address) St. Petersburg (City) Florida (State) 33701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant and Independent Registered Public Accounting Firm
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH V. GREY
MY COMMISSION # DD 109202
EXPIRES: July 13, 2006
Bonded Thru Notary Public Underwriters

Graeme H. Smith 4/15/05
Signature

President
Title

Deborah V. Grey
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~ and Rule17-a-5(d)(4)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not applicable
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bankers International Securities, Inc.
Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission
December 31, 2004

Net Capital		
Stockholder's equity qualified for net capital	$	27,331
Less non-allowable assets		(7,521)
Net Capital Before Haircuts On Securities Positions		19,810
Less haircuts on security positions		
Certificate of deposit		(100)
Net Capital	$	19,710
Aggregate Indebtedness	$	9,690
Computation Of Basic Net Capital Requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	646
Excess net capital at 1500%	$	14,710
Excess net capital at 1000%	$	18,741
Percentage of aggregate indebtedness to net capital		49%

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computations included in the respondent's corresponding unaudited Form X-17a-5, Part II filing as of December 31, 2004.

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2004 pursuant to subparagraph (k)(2)(i).

BANKERS INTERNATIONAL SECURITIES, INC.

subsidiary of BANKERS FINANCIAL CORPORATION

Sent via UPS


SEC MAIL PROCESSING
RECEIVED
APR 18 2005
WASH. D.C.
202
SECTION

April 15, 2005

BANKERS FINANCIAL CENTER

360 Central Avenue, 17th Floor

St. Petersburg, Florida 33701 USA

727.823.4000

727.803.4198 (Facsimile)

Member: NASD / SIPC

SEC
Division of Market Regulation
450 5th Street, N.W.
Washington, D.C. 20549

Re: Bankers International Securities, Inc.
2004 Audited Financial Statements

Gentlemen:

It has just come to our attention that pages 13,14 and 15 were missing from the audited statements previously sent to you. Although these pages had been prepared, they were inadvertently omitted when the statements were bound. Therefore, we are enclosing two sets of the missing pages along with newly executed copies of the Audited Report Facing Page.

If you have questions or need additional information, please feel free to contact me at 1-(800) 627-0000, extension 4269.

Sincerely,

Graeme H. Smith
President

Enclosures